DocuSigned by:

Shannon Carmody

I, ⸺FDDDB4B8FB7143A...("Full name") certify that:

(1) the financial statements of Reper, LLC ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Reper, LLC ("Company name") included in this Form reflects accurately the information reported on the tax return for Reper, LLC ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Shannon Carmody

Position: Manager

Date: 5/6/2022

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.